SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, April 15, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), in compliance with the provisions of Resolution No. 44 of the Brazilian Securities and Exchange Commission (CVM), dated August 23, 2021 (“CVM Resolution 44”), and in response to CVM Letter No. 95/2024/CVM/SEP/GEA-2 (copy attached), regarding the article titled "Gol says it should reach an agreement with lessors in the coming weeks," published on April 11, 2024, by Folha de S. Paulo, hereby informs its shareholders and the general market as follows:

(a)       In a hearing held on April 10, 2024, the court overseeing the Company’s Chapter 11 proceedings approved Term Sheets that had been negotiated with five (5) aircraft lessors of GOL.

(b)       The court approval of these Term Sheets indicates the potential to move forward in finalizing agreements with the Company’s aircraft lessors in the forthcoming weeks.

(c)       Furthermore, it should be noted that, as part of the restructuring process the Company is undergoing, the Company has the opportunity to decide if it will accept or reject certain contracts, including aircraft leases. Therefore, it is expected that certain aircraft will be returned to lessors, as typically occurs in similar proceedings.

(d)       The terms of the Chapter 11 proceedings are public. Additionally, as per the Material Fact disclosed on January 29, 2024, the Company has committed to providing further information about the Chapter 11 process through its website www.GolFirstForAll.com. Likewise, the Company has informed that court records and other related information are available on a separate website managed by the Company’s claims agent, Kroll Restructuring Administration LLC (Kroll), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (USA/Canada) (toll-free) or +1.646.777.2315 (International).

(e)       Notwithstanding the above, the Company clarifies its understanding that the facts reported above do not constitute a Material Fact and do not trigger the requirement for disclosure under CVM Resolution 44, since (i) such facts are merely a consequence of the ongoing judicial procedure, and do not represent significant milestones of the intended restructuring, (ii) negotiations with the aircraft lessors are still ongoing and no binding agreement has yet been executed, and (iii) negotiations related to the return of aircraft by the Company have not yet concluded.

The Company will keep its shareholders and the general market informed of any relevant act or fact related to its business.

U.S. Media Contact
Joele Frank, Wilkinson Brimmer Katcher
Leigh Parrish / Jed Repko
lparrish@joelefrank.com / jrepko@joelefrank.com
+1 212 355 4449

South America Media Contact
In Press Porter Novelli
gol@inpresspni.com.br

Notice to Market

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

CVM Letter No. 95/2024/CVM/SEP/GEA-2

Rio de Janeiro, April 12, 2024.

To
MARIO TSUWEI LIAO
Investor Relations Officer
GOL LINHAS AÉREAS INTELIGENTES S.A.
Tel.: (11) 2128-4700
Email: ri@voegol.com.br

C/C: Superintendência de Listagem e Supervisão de Emissores of
B3 S.A. – Brasil, Bolsa, Balcão
Email: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for clarification - News published in the media

Mr. Officer,

1       We refer to the news published on the website of the Folha de S. Paulo newspaper on April 11, 2024, under the title "Gol says it should reach agreement with lessors in the coming weeks," with the following content:

Gol says it is expected to reach an agreement with lessors in the coming weeks
The airline says it continues to have positive discussions with partners.
Alberto Alerigi Jr.
04/11/2024 16h30 p.m.

SÃO PAULO | REUTERS On Thursday (11), the airline Gol stated that it is expected to reach an agreement with aircraft lessors in the coming weeks, amid the ongoing bankruptcy proceedings in the United States.

“We continue to have positive discussions with our aircraft lessor partners and expect to reach an agreement on additional planes in the coming weeks,” the company stated in a press release.

Earlier today, the Valor Econômico newspaper reported that the company will return up to 16 planes as part of the restructuring process.

Notice to Market

“We are pleased with the negotiations and aircraft leasing agreements reached so far, as we focus on ensuring that Gol has the right capacity to continue serving our current destinations and our expansion plans.” The company stated, without mentioning the number of aircraft.

The airline, which in addition to the judicial recovery process commenced this year is facing delays in the delivery of Boeing aircraft, ended 2023 with an average operational fleet of 101 aircraft, compared to 110 at the end of 2022.

2       Regarding the content of the news, particularly the highlighted excerpts, we request your statement on the accuracy of the information provided in the news, and if so, we request additional clarification on the matter, and kindly ask you to elaborate on the reasons for not considering the subject as a Material Fact, in accordance with CVM Resolution No. 44/21.

3       The Company must also inform which documents already filed with the Sistema Empresas.NET contain more detailed information on the subject.

4       Such statement must include a copy of this Letter and be submitted through the Sistema Empresas.NET, under the category “Market Communication,” type “Clarifications regarding CVM/B3 inquiries.” Compliance with this request for a statement by means of a Market Communication does not exempt the potential investigation of responsibility for the untimely disclosure of Material Facts, as per the terms of CVM Resolution No. 44/21.

5       We emphasize that, pursuant to Article 3 of CVM Resolution No. 44/21, it is the responsibility of the Investor Relations Officer to disclose and communicate to CVM, and if applicable, to the stock exchange and organized over-the-counter market where the securities issued by the company are admitted for trading, any material act or fact that occurs or is related to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

6       We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21, as to inquire the Company's managers and controlling shareholders, as well as all other individuals with access to material acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

7       In accordance with the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of controlling shareholders or managers of the public company, directly or through the Investor Relations Officer, to immediately disclose any pending material act or fact, in the event that the information escapes their control or if there is an atypical fluctuation in the quotation, price, or volume of securities issued by the public company or referenced to them. Therefore, in the event of the leakage of relevant information (such as its disclosure through a press release, for example), the Material Fact must be disclosed, regardless of whether the information originates from statements by representatives of the Company or not.

8       We also emphasize that Article 8 of CVM Resolution No. 44/21 stipulates that it is the responsibility of controlling shareholders, directors, members of the board of directors, members of the fiscal council, and of any bodies with technical or advisory functions created by statutory provision, as well as employees of the company, to maintain confidentiality regarding information related to a material act or fact to which they have privileged access due to their position or office until its disclosure to the market, and also required to ensure that subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance.

9       On behalf of the Superintendency of Corporate Relations (Superintendência de Relações com Empresas), we hereby notify that this administrative authority, in the exercise of its legal powers and pursuant to Article 9, Section II, of Law No. 6,385/76, and Article 7, in conjunction with Article 8, of CVM Resolution No. 47/21, may determine the imposition of a coercive fine, without prejudice to other administrative sanctions, in the amount of R$1,000.00 (one thousand Brazilian reais), for non-compliance with the requirements set forth herein, until April 15, 2024.

Sincerely,

/signatures/

Gustavo André Ramos Inubia,
Analyst

Guilherme Rocha Lopes,
Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer